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Craft Beer
Tilton Brothers Brewing

Brewery

845 Lafayette Road
Hampton, NH 03842
Get directions
Closed. Open 3:00 PM
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Tilton Brothers Brewing previously received $126,600 of investment through Mainvest.
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Data Room
Updates 15
Discussion
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Early Investor Bonus: The investment multiple is increased to 1.6× for the next $2,500 invested.
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THE PITCH
Tilton Brothers Brewing is seeking investment to obtain operating capital.
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THE TEAM
Ben Tilton
Owner & Head Brewer

Ben has extensive history in the craft beer industry, which started with his work in several breweries and n homes and later holding houses as rental properties.

Joe lives in downtown Portsmouth, NH with his wife and daughter. They enjoy spending time together, ide
beach or in the mountains.

Jeff Carmichael
Bartender & Taproom Manager
Ashlee "The Beer Mama"
Chef
James O'Connell
Bartender
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PRESS
Tilton Brothers Brewing | Hampton, NH | Beers

Tilton Brothers Brewing in Hampton, NH. Beers, ratings, reviews, styles and another beer geek info.

Tilton Brothers Brewing coming to Hampton

HAMPTON   A new brewery is moving into the former space of Four Pines Brewing Company, which clos

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JULY 2018

Acquired brewing assets

MARCH 2019

Opened to the public

NOVEMBER 2020

Acquired canning line

MAY 2021

Began expansion plan

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INTENDED USE OF FUNDS

With the funds raised from our Mainvest campaign, we will upgrade our brewing system and expand distri

We've been blown away by the amount of support from everyone. We are well past the $100k mark as we couldn't have done it without each and every one of you, THANK YOU!!!! We are entering the last day of o with excitement to get moving on our expansion plan. We can't wait to keep you all updated on our progre continue to share great beer with our community.

AUGUST 1ST, 2021
Final Countdown

Happy August! We are just three days away from wrapping up our campaign!!! We are so grateful for every started on our growth plan. Thanks to those who have invested, and if you're still considering an investme

JULY 29TH, 2021
One Week To Go!

We are one week away from wrapping up our campaign! If you've been thinking about making an investme reach $100k?

JULY 24TH, 2021
Goal Reached!!

We are overwhelmed with gratitude and appreciation for the support we have received from each of our in ahead with our expansion plans, it's going to be epic!!

Thank you all!!! We can't wait to continue to share our beer with you!!!

JULY 22ND, 2021
$10k to go!

Thank you to all of our supporters who have contributed $65,000 so far!!! We are only $10k away from our who pushes us across the finish line???

JULY 22ND, 2021
Final chance for Christmas in July promo!

Thanks to all of our supporters! We're over 80% funded and looking forward to reaching our goal.

Tomorrow is the final chance to receive a $50 credit! Every new investor will receive an additional $50 they your chance to make an investment!

JULY 19TH, 2021
Getting close & Mainvest "Christmas in July" promo!!

For those of you still considering an investment, or existing investors who are considering increasing their out about the awesome perks we're offering (in addition to an investment return!).

Cheers!

JULY 3RD, 2021
June Performance & Halfway to our Goal!

We have some really exciting updates.

On the fundraising front, we are over halfway to our goal! We've raised $39,700 of our $75k goal. We're so can't wait to grow our brewery and execute on our plan.

June was our best month yet. Between the taproom being back to full capacity and increased revenue from in revenue with over 10% net profit. We expect our results to continue to improve as we increase our distri this expansion.

Happy 4th, and cheers!

JULY 1ST, 2021
Introducing PERKS!!

We're excited to announce that we've added perks for new and existing investors!! Starting at the $500 le choice, with additional opportunities for awesome perks like TBB swag, lifetime mug club memberships, p a chance to brew your own beer with Ben Tilton!! Check out our page for more details. Cheers!

JUNE 22ND, 2021
We're overwhelmed by your support!

We can't say enough about how grateful we are to our early supporters! We're about 1/3 of the way to our you!!!

The brewery is having an awesome month. We are on track to be very profitable now that we have had thr distributor, and we expect to have our NH distributor making their first pickup around the end of the month

As we look ahead, we can't wait to upgrade our brew system to have a more automated brewing process, allow us to increase our monthly output by 42%, increasing revenue and broadening our reach into MA & I

We look forward to announcing perks in the near future for all investors!

JUNE 16TH, 2021

Gross Sales $500,000 $550,000 $588,500 $617,925 $636,462

Cost of Goods Sold $150,000 $165,000 $176,550 $185,377 $190,938

Gross Profit $350,000 $385,000 $411,950 $432,548 $445,524

EXPENSES

Rent $21,600 $22,140 $22,693 $23,260 $23,841

Utilities $24,000 $24,600 $25,215 $25,845 $26,491

Salaries $150,000 $165,000 $176,550 $185,377 $190,938

Insurance $1,500 $1,537 $1,575 $1,614 $1,654

Equipment Lease $1,500 $1,537 $1,575 $1,614 $1,654

Repairs & Maintenance $3,000 $3,075 $3,151 $3,229 $3,309

Legal & Professional Fees $2,000 $2,050 $2,101 $2,153 $2,206

Operating Profit $146,400 $165,061 $179,090 $189,456 $195,431

This information is provided by Tilton Brothers Brewing. Mainvest never predicts or projects performance, financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Balance Sheet

2019 Income Statement

2020 Balance Sheet

2020 Income Statement

Investment Round Status

Target Raise $5,000

Maximum Raise $25,000

Amount Invested $0

Investors 0

Investment Round Ends September 10, 2021

Summary of Terms

Legal Business Name Tilton Brothers Brewing, LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $2,500 invested

1.6×

Investment Multiple 1.5×

Business's Revenue Share 0.3%-1.5%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date July 1, 2027

Financial Condition

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these
additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new
Brothers Brewing competes with many other businesses, both large and small, on the basis of quality, pric
Changes in customer preference away from Tilton Brothers Brewing's core business or the inability to com
other competitors could negatively affect Tilton Brothers Brewing's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Tilton Brothers Brewing's management or vote
decisions regarding Tilton Brothers Brewing. Furthermore, if the founders or other key personnel of Tilton
Brothers Brewing or become unable to work, Tilton Brothers Brewing (and your investment) could suffer s

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of st
various assumptions regarding operations. The validity and accuracy of these assumptions will depend in
Tilton Brothers Brewing and the key persons will have no control. Changes in assumptions or their underly
forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from th
there can be no assurance that the actual operating results will correspond to the forecasts provided here
is a newly established entity and therefore has no operating history from which forecasts could be project

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 mor
that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell you
to sell, you will likely have difficulty finding a buyer because there will be no established market. Given the
hold your investment for its full term.

The Company Might Need More Capital

Tilton Brothers Brewing might need to raise more capital in the future to fund/expand operations, buy prop
members, market its services, pay overhead and general administrative expenses, or a variety of other rea
additional capital will be available when needed, or that it will be available on terms that are not adverse to
Brothers Brewing is unable to obtain additional funding when needed, it could be forced to delay its busine
altogether.

Lack of Ongoing Information

Tilton Brothers Brewing will be required to provide some information to investors for at least 12 months fol
information is far more limited than the information that would be required of a publicly-reporting compan
allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Tilton Brothers Brewing will carry some insurance, Tilton Brothers Brewing may not carry enough
to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure ag
Therefore, Tilton Brothers Brewing could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, cons
antitrust laws, and health care laws, could negatively affect Tilton Brothers Brewing's financial performanc
Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Tilton Brothers Brewing's management will coincide: you
be as successful as possible. However, your interests might be in conflict in other important areas, includi
Brothers Brewing to act conservative to make sure they are best equipped to repay the Note obligations, v
prefer to spend aggressively to invest in the business. You would like to keep the compensation of manage
as much as they can.

Future Investors Might Have Superior Rights

If Tilton Brothers Brewing needs more capital in the future and takes on additional debt or other sources o
have rights superior to yours. For example, they might have the right to be paid before you are, to receive
voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchan

Any company whose securities are listed on a national stock exchange (for example, the New York Stock E
rules about corporate governance that are intended to protect investors. For example, the major U.S. stoc
to have an audit committee made up entirely of independent members of the board of directors (i.e., direc
relationships with Tilton Brothers Brewing or management), which is responsible for monitoring Tilton Brot
law. Tilton Brothers Brewing will not be required to implement these and other investor protections.

You Have a Limited Upside

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for examp
representative will be appointed according to the procedures set forth in the Note Indenture. It's possible
or that the representative will do things you believe are wrong or misguided. If an event of default has occ
appointed, all of the representative's reasonable expenses must be paid before any further payments are

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue
due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Tilton Brothers Brewing. Mainvest never predicts or projects performance,
information. For additional information, review the official Form C filing with the Securities and Exchange C
This is a preview. It will become public when you start accepting investment.
Investor Discussion

This discussion is exclusively available to the business owners and investors.

I'd love for this business to...
My favorite part about this is...
Please tell me more about...
Erich H. Saratoga Springs, NY 7 days ago

I invested because I wanted a dope hoodie

Reply
Joseph C. Portsmouth, NH 7 days ago Tilton Brothers Brewing Entrepreneur

Ask and you shall receive

Reply
Shane T. Ada, OH 8 days ago

I invested because I love the brand

Joseph C. Portsmouth, NH 7 days ago Tilton Brothers Brewing Entrepreneur

I invested because love to help small business and love craft brews!!

Joseph C. Portsmouth, NH 8 days ago Tilton Brothers Brewing Entrepreneur

Thanks!! 🍻

John S. Chester Springs, PA 18 days ago

Super happy to be a part of your continued success!

Joseph C. Portsmouth, NH 18 days ago Tilton Brothers Brewing Entrepreneur

Cheers! Thanks John!

Erika J. Wilmington, MA 19 days ago

I invested because I can count one one hand how many breweries I've been to that I loved everything on m
Tilton Brothers! (plus, the food, the people, the atmosphere - love this place and can't wait to see what's r

Joseph C. Portsmouth, NH 19 days ago Tilton Brothers Brewing Entrepreneur

😍😍😍thank you!!!!

jason c. Newmarket, NH 20 days ago

Good Luck. Tilton Brothers Rule

Joseph C. Portsmouth, NH 19 days ago Tilton Brothers Brewing Entrepreneur

Thanks!!

Robert K. Newburyport, MA 20 days ago

I invested because these guys rock! Such amazing beer and also amazing people

Joseph C. Portsmouth, NH 20 days ago Tilton Brothers Brewing Entrepreneur

Thanks Robert!!

James S. Concord, NH 21 days ago

David M. Hampton Falls, NH a month ago

I invested because these guys brew good beer. Simple enough!

Joseph C. Portsmouth, NH a month ago Tilton Brothers Brewing Entrepreneur

Thanks David!

James D. Hampton, NH a month ago

Best of luck to all of us!

Joseph C. Portsmouth, NH a month ago Tilton Brothers Brewing Entrepreneur

Cheers! Thanks James!

Marina T. Newmarket, NH 2 months ago

I'm so proud and excited to continue supporting this amazing adventure

Joseph C. Portsmouth, NH a month ago Tilton Brothers Brewing Entrepreneur

Cheers! 🍻

Gena Cohen M. Concord, NH 2 months ago

I invested because just moved to Hampton!

Joseph C. Portsmouth, NH a month ago Tilton Brothers Brewing Entrepreneur

Thanks Gena! Welcome to the neighborhood!

William A. Newmarket, NH 2 months ago

I invested because love the beer and courage to go for it

Joseph C. Portsmouth, NH 2 months ago Tilton Brothers Brewing Entrepreneur

Thanks William!!

Keith M. Scottsdale, AZ 2 months ago

I supported this to encourage a local business doing great things!

Joseph C. Portsmouth, NH 2 months ago Tilton Brothers Brewing Entrepreneur

Thanks for your support, Colm!

CHRISTOPHER M. Stratham, NH 2 months ago

I supported this because their beer is great!

Joseph C. Portsmouth, NH 2 months ago Tilton Brothers Brewing Entrepreneur

Thanks Chris!! 🍺

Ian W. Avon, CT 2 months ago

Good luck Tilton Brothers, I'll be visiting soon!

Joseph C. Portsmouth, NH 2 months ago Tilton Brothers Brewing Entrepreneur

Thanks Ian! Can't wait to see you 🍻

Erin C. Portsmouth, NH 2 months ago

Love their beer!!!

Joseph C. Portsmouth, NH 2 months ago Tilton Brothers Brewing Entrepreneur

Thanks Erin! See you soon 🍻

Erich H. Saratoga Springs, NY 7 days ago



Reply
Tilton Brothers Brewing isn't accepting investments right now, but is trying to get a sense of how they sho
need to provide any money, and we won't be accepting money or selling securities, until all of its forms wit
to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live,
choose.
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